
05009478

Grupo Dataflux, S.A. de C.V.


SEC MAIL PROCESSING
RECEIVED
JUL 0 5 2005
WASH, D.C. 198 SECTION

Date: June 07, 2005

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations

7/6


TV AZTECA


CNCI


SEC MAIL PROCESSING
RECEIVED
JUL 0 5 2005
WASH. D.C.
198
SECTION

GRUPO TODITO TO BE DIVIDED BETWEEN SHAREHOLDERS

—Todito.com and Todito Card Will be Two Independent Companies—

—TV Azteca to be 100% owner of online media business; UCNCI to be 100% owner of pre-paid business—

Mexico City, Mexico, June 6, 2005. Universidad CNCI, S.A. de C.V. and **TV Azteca, S.A. de C.V.** announced today the division of Grupo Todito, S.A. de C.V., a leading Internet and telecommunications company for North American Spanish-speakers, into two independent companies. As of today, TV Azteca and UCNCI own each, 50% of Grupo Todito. The Board of Directors of TV Azteca and UCNCI unanimously approved the transaction that will result in TV Azteca owning 100% of Todito.com´s network of sites and UCNCI as sole owner of Todito Card´s pre-paid businesses. The division will be effective as of the second quarter of 2005.

Todito.com was constituted in August 1999 by **Universidad CNCI, S.A. de C.V.** (then operating as Dataflux, S.A. de C.V.), as an Internet portal whose business model was based on the sale of internet advertising. In February 2000, TV Azteca acquired 50% of Todito´s capital in exchange for a five-year services agreement that included television advertising, exclusive use of Azteca content online and advertising sales support, valued at US$100 million. A year later, in an effort to diversify revenue and take advantage of the rapid increase in residential internet connections in Mexico, the Company launched **Todito Card**—a pre-paid dial-up ISP. Todito Card was an immediate success, offering an alternative to Mexican consumers who did not want to sign long-term contracts for more expensive Internet connection services such as those offered by Terra, Telmex and AOL.

At the end of 2004, **Todito.com's** network of sites had established itself as one of the most-visited by Mexican Internet users, with 1.8 million average daily page views and two million active registered users. In addition to online advertising sales, Todito.com generates revenue from the sale of online premium content and services, such as Todito TV (online video clip library) and AmigosyMas (online dating service). In 2004, Todito.com reported sales of Ps.137.9 million (US$12.2 million).

In the four years since its launch, **Todito Card** has become the leading multi-services pre-paid card in North America. It is the leading pre-paid ISP in Mexico by a wide margin and the second largest dial-up ISP, surpassed only by Telmex´s ISP, Prodigy.

Todito Card´s business extends to pre-paid long-distance telephone services and to being an increasingly widely-accepted form of payment for online content and services. Todito Card is distributed in over 40,000 points of sales in Mexico and the U.S. In 2004, Todito Card reported sales of Ps.99.2 million (US$8.8 million) and currently has over 500,000 active users (clients with credit remaining on their Todito Card) of its services in Mexico and the U.S.

Todito.com will be combined with Azteca.com, TV Azteca´s popular network of content sites derived from TV Azteca programs and talent, to form a new operating subsidiary—Azteca Internet.

"It is a good and logical business for TV Azteca to wholly-own a strong online media business," commented Mario San Román, TV Azteca´s Chief Executive Officer. "Internet use in Mexico and among U.S. Hispanics has grown rapidly since TV Azteca became a shareholder of Todito. Azteca Internet´s network of sites will provide TV Azteca viewers with an opportunity to access interactive online content associated with our programs. We will monetize Azteca Internet´s large and growing audience through our current sales channels—internet advertising is simply another option that we can offer TV Azteca clients."

Todito Card will continue its existing operations in Mexico and the United States, providing high-volume communication services (Internet connection and long distance telephony) to Mexicans and U.S. Hispanics.

"With the exit of Terra and AOL from the ISP market, Todito Card is in a privileged position to generate cash flow from the internet boom in Mexico and the U.S. Hispanic market," commented Tim Parsa, Chief Executive Officer of Grupo Todito.com. "Millions of Mexicans will be buying PC´s and looking to connect to the Internet over the coming years and we plan on making Todito Card their first choice for ISP."

"We are all very proud of what we have accomplished with both of these businesses and we look forward to building on our success." commented Mr. Parsa. "We started five years ago in the face of fierce competition by well-capitalized global internet players, as well as local players with deep pockets. Through hard work and excellent management, we survived the internet boom and its subsequent bust that destroyed so many of our competitors. The division of Grupo Todito between TV Azteca and UCNCI is a logical step that aligns each business with the owner that is best positioned to maximize its value. I am honored to continue working for two companies that I respect, operating two businesses that I know to have great potential for growth."

Both Todito Card and Azteca Internet will be managed by Mr. Parsa for the remainder of 2005. Adrian Gonzalez will be Director of Operations of Todito Card. Mr. Gonzalez was previously Director of Operations of the combined Grupo Todito. Hector

Sanchez will be Director of Operations of Azteca Internet. Previously Mr. Sanchez was Director of Operations of Azteca.com.

With exception of historical information, the concepts discussed in this official notice are concepts on the future that involve risks and uncertainties that can cause results to differ substantially from the projected ones. The statements are based on the present expectations of the administration and are subject to uncertainties and variations in the circumstances.

Company Profile

TV Azteca, S.A. de C.V. (NYSE: TZA, BMV: TVAZTCA) is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Grupo Todito, an Internet portal for North American Spanish-speakers.

Universidad CNCI, S.A. de C.V. (BMV: CNCIB) offers education and information technology services to the Mexican market through the CNCI University (the Educational Institution with the largest geographical reach in Mexico). Universidad CNCI affiliates include Grupo Todito, an Internet portal for North American Spanish-speakers.

Grupo Todito, S.A. de C.V. is a leading Internet and telecommunications company for North American Spanish-speakers. It has two principal operating units, Todito.com (an Internet portal that generates revenue from the sale of online advertising and premium content and services) and Todito Card (a multi-services prepaid card for dial-up internet connection, long distance telephone service and the payment of online and offline content and services). Grupo Todito is jointly owned by Universidad CNCI, S.A. de C.V. (BMV: CNCIB) and TV Azteca, S.A. de C.V. (NYSE: TZA, BMV: TVAZTCA).

PRESS INQUIRIES UNIVERSIDAD CNCI
Adrian Gonzalez
adrian_gonzalez@dataflux.com.mx
(52)81.8221.2082

INVESTOR RELATIONS TV AZTECA
Bruno Rangel
jrangelk@tvazteca.com.mx
(52)55.1720.9167

PRESS INQUIRIES TV AZTECA
Tristan Canales
tcanales@tvazteca.com.mx
(52)55.1720.1464